UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Apco Oil and Gas International Inc.

(Name of Issuer)

Ordinary Shares, par value $.01 per share

(Title of Class of Securities)

G0471F109

(CUSIP Number)

James J. Bender

One Williams Center

Tulsa, Oklahoma 74172-0172

(539) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0471F109

(1)	Names of reporting persons WPX Energy, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 20,301,592 Ordinary Shares+
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,301,592 Ordinary Shares+
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,301,592 Ordinary Shares+
(12)	Check if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 69.0%^
(14)	Type of reporting person (see instructions) CO

+	Includes 20,301,592 Ordinary Shares issuable upon conversion of 20,301,592 Class A Shares owned by WPX Energy, Inc. Each Class A Share will convert automatically into one Ordinary Share of the Issuer in the event that neither The Williams Companies, Inc. nor WPX Energy, Inc. beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A Shares and Ordinary Shares of the Issuer.
^	Based on the sum of 9,139,648 Ordinary Shares outstanding as of April 26, 2013 and 20,301,592 Ordinary Shares issuable upon the conversion of all outstanding Class A Shares.

Introduction

This Amendment No. 18 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 23, 1987 (as amended, the “Schedule 13D”) by The Williams Companies, Inc. (“Williams”) and certain other entities. Until December 31, 2011, WPX Energy, Inc. (“WPX”) was a wholly-owned subsidiary of Williams. This Schedule 13D relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Apco Oil and Gas International Inc., a Cayman Islands limited company (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 2. Identity and Background.

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) This Schedule 13D is filed by WPX, a Delaware corporation.

(b) The principal address of WPX is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of WPX is to explore for and produce natural gas and oil.

(d) — (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the persons listed on Schedule 1 as a director or executive officer of WPX has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction.

The information previously provided in response to Item 4 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The Reporting Person is presently considering a potential disposition of its equity interest in the Issuer. In connection therewith, the Reporting Person will consult with third parties regarding the same. The Reporting Person intends to review continuously its equity interest in the Issuer and reserves the right to dispose of any or all of its equity interest in the Issuer in a privately-negotiated transaction or otherwise, and to engage in discussions with potential acquirers thereof.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) (1) WPX Energy is the record owner of 20,301,592 Class A Shares of the Issuer, which based on calculations made in accordance with Rule 13d-3, and giving effect to the conversion of the Class A Shares, represents 69.0% of the outstanding Ordinary Shares.

(2) See Schedule 1 for the aggregate number and percentage of Ordinary Shares beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, neither the Reporting Person or, to the Reporting Person’s knowledge, the Listed Persons, have effected any transactions in the Ordinary Shares since the last amendment to this Schedule 13D, filed on January 5, 2012.

(d) WPX has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Person or, to the Reporting Person’s knowledge, the Listed Persons.

The calculations made in this Item 5 give effect to the conversion of the 20,301,592 outstanding Class A Shares of the Issuer, which will automatically convert into Ordinary Shares in the event that neither Williams nor WPX beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A Shares and Ordinary Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2013

WPX Energy, Inc.

By:	/s/ Stephen E. Brilz
Name: Stephen E. Brilz
Title: Vice President and Corporate Secretary

Executive Officers of WPX Energy, Inc.

Ralph A. Hill

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 4 (less than 1%)

Rodney J. Sailor

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer

Citizenship: USA

Amount Beneficially Owned: 4 (less than 1%)

James J. Bender

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Bryan K. Guderian

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Operations

Citizenship: USA

Amount Beneficially Owned: 4 (less than 1%)

Neal A. Buck

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Business Development and Land

Citizenship: USA

Amount Beneficially Owned: 0

Marcia M. MacLeod

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Human Resources and Administration

Citizenship: USA

Amount Beneficially Owned: 0

Michael R. Fiser

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Marketing

Citizenship: USA

Amount Beneficially Owned: 0

Steven G. Natali

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Exploration

Citizenship: USA

Amount Beneficially Owned: 0

J. Kevin Vann

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chief Accounting Officer and Controller

Citizenship: USA

Amount Beneficially Owned: 0

Board of Directors of WPX Energy, Inc.

Kimberly S. Bowers

Valero Energy Corporation

One Valero Way

San Antonio, TX 78249

Principal Occupation: Executive Vice President and General Counsel of Valero Energy Corporation, a large independent refiner of transportation fuels and related products

Citizenship: USA

Amount Beneficially Owned: 0

John A. Carrig

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

William R. Granberry

Compass Operating, LLC

400 W. Illinois, Suite 1000

Midland, Texas 79701

Principal Occupation: Member of Compass Operating Company LLC, a private oil and gas exploration, development, and producing company

Citizenship: USA

Amount Beneficially Owned: 0

Don J. Gunther

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Robert K. Herdman

Kalorama Partners LLC

1130 Connecticut Avenue NW, Suite 800

Washington, DC 20036

Principal Occupation: Managing Director of Kalorama Partners LLC, a consulting firm specializing in providing advice regarding corporate governance, risk assessment, crisis management and related matters

Citizenship: USA

Amount Beneficially Owned: 0

Ralph A. Hill

(see above)

Kelt Kindick

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Henry E. Lentz

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

George A. Lorch

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

William G. Lowrie

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

David F. Work

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0